

Mail Stop 3561

July 26, 2017

Graham Robjohns
Principal Executive Officer
Golar LNG Partners LP
2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton, HM 11, Bermuda

Re: Golar LNG Partners LP
Registration Statement on Form F-3
Filed June 30, 2017
File No. 333-219065

Dear Mr. Robjohns:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 or me at 202-551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure